Filed pursuant to Rule 433(d)

Registration No. 333-207687

Dated July 10, 2018

FINAL TERM SHEET

Issuer:	PacifiCorp

Security Type:	First Mortgage Bonds due 2049 (the “Offered Securities”)

Legal Format:	SEC Registered

Principal Amount:	$600,000,000

Coupon:	4.125%

Interest Payment Dates:	Semi-annually on January 15 and July 15, commencing on January 15, 2019

Trade Date:	July 10, 2018

Settlement Date:	July 13, 2018 (T+3)*

Maturity:	January 15, 2049

Treasury Benchmark:	3.000% due February 15, 2048

US Treasury Spot:	100-20

US Treasury Yield:	2.968%

Spread to Treasury:	+117 basis points

Re-offer Yield:	4.138%

Price to Public (Issue Price):	99.776% of principal amount

Optional Redemption:	Prior to July 15, 2048, Make Whole Call at T+20 basis points. On or after July 15, 2048, 100% of the principal amount plus accrued and unpaid interest

Denominations:	$2,000 and any integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Mizuho Securities USA LLC, MUFG Securities Americas Inc., PNC Capital Markets LLC, Scotia Capital (USA) Inc., SMBC Nikko Securities America, Inc., BMO Capital Markets Corp., CIBC World Markets Corp.

Co-Managers:	BNY Mellon Capital Markets, LLC, nabSecurities, LLC, Santander Investment Securities Inc., SunTrust Robinson Humphrey, Inc., TD Securities (USA) LLC

CUSIP / ISIN:	695114 CT3 / US695114CT39

*It is expected that delivery of the Offered Securities will be made to investors on or about July 13, 2018, which will be the third business day following the date of this pricing term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes will initially settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Mizuho Securities USA LLC at 1-866-271-7403, MUFG Securities Americas Inc. at 1-877-649-6848, PNC Capital Markets LLC at 1-855-881-0697, Scotia Capital (USA) Inc. at 1-800-372-3930 or SMBC Nikko Securities America, Inc. at 1-888-868-6856.